STICKER TO PROSPECTUS

    The Prospectus for ICON ECI Fund Sixteen (the “Registrant”) consists of (1) this sticker, (2) the Prospectus, dated July 1, 2013, (3) the Supplement No. 1, dated August 9, 2013, (4) the Supplement No. 2, dated November 12, 2013, (5) the Supplement No. 3, dated December 11, 2013, (6) the Supplement No. 4, dated April 1, 2014, (7) the Supplement No. 5, dated May 14, 2014 and (8) the Supplement No. 6, dated August 14, 2014.  Supplement No. 6 (i) contains information related to the current status of the offering; (ii) contains certain information relating to compensation and reimbursements to certain affiliates of the Registrant and certain non-affiliates; (iii) contains information regarding recent transactions entered into by the Registrant; (iv) updates certain information regarding funds sponsored by affiliates of the Registrant’s managing owner, ICON MT 16, LLC; and (v) updates certain financial information of the Registrant to June 30, 2014.

Filed Pursuant to Rule 424(b)(3)
File No. 333-185144

ICON ECI FUND SIXTEEN

SUPPLEMENT NO. 6
DATED AUGUST 14, 2014

TO PROSPECTUS DATED
JULY 1, 2013

Summary

    ICON ECI Fund Sixteen (“Fund Sixteen”) is providing you with this Supplement No. 6, dated August 14, 2014 (“Supplement No. 6”), to update the Prospectus, dated July 1, 2013 (the “Prospectus”), as amended by Supplement No. 1,  dated August 9, 2013 (“Supplement No. 1”), Supplement No. 2, dated November 12, 2013 (“Supplement No. 2”), Supplement No. 3, dated December 11, 2013 (“Supplement No. 3”), Supplement No. 4, dated April 1, 2014 (“Supplement No. 4”) and Supplement No. 5, dated May 14, 2014 (“Supplement No. 5”).  The information in this Supplement No. 6 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5. This Supplement No. 6 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.

    The primary purposes of this Supplement No. 6 are to:

•	Describe the current status of the offering;

•	Provide certain information relating to compensation and reimbursements to certain affiliates of Fund Sixteen and certain non-affiliates;

•	Provide information regarding recent transactions entered into by Fund Sixteen;

•	Update certain information regarding funds sponsored by affiliates of Fund Sixteen’s managing owner, ICON MT 16, LLC (the “Managing Owner”); and

•	Update certain financial information of Fund Sixteen to June 30, 2014.

Current Status of the Offering

    The initial closing date for Fund Sixteen was November 12, 2013 (the “Initial Closing Date”), the date on which Fund Sixteen had raised at least $1,200,000 and reached the minimum offering amount. As of June 13, 2014, Fund Sixteen raised the $12,500,000 minimum offering amount for the Commonwealth of Pennsylvania. As of August 8, 2014, 14,317 Class A shares have been sold to 281 Class A shareholders and 369 Class I shares have been sold to five Class I shareholders, representing an aggregate of $14,577,921 of capital contributions to Fund Sixteen.

Compensation and Reimbursements to Certain Affiliates and Certain Non-Affiliates

    Through August 8, 2014, Fund Sixteen incurred the following sales commissions and fees in connection with its offering (i) sales commissions to third parties in the amount of $999,712 and (ii) dealer-manager and distribution fees to an affiliated party in the amount of $293,125. Through August 8, 2014, organization and offering costs in the amount of $1,721,973 were incurred by Fund Sixteen or ICON Capital, LLC, Fund Sixteen’s investment manager (the “Investment Manager”), or its affiliates on behalf of Fund Sixteen. All organization and offering costs were paid by the Investment Manager or its affiliates on behalf of Fund Sixteen prior to Fund Sixteen achieving its minimum offering amount on November 12, 2013, following which, a portion of such costs already paid will be, and all or a portion of ongoing organization and offering costs may be, reimbursed or paid by Fund Sixteen. These fees and cost reimbursements are described on pages 35 through 39 of the Prospectus.

Recent Transactions

    On September 12, 2013, a joint venture owned by Fund Sixteen, ICON Leasing Fund Eleven, LLC (“Fund Eleven”) and ICON Leasing Fund Twelve, LLC (“Fund Twelve”), each an entity also managed by the Investment Manager, purchased mining equipment for approximately $15,107,000. The equipment is subject to a 24-month lease with Murray Energy Corporation and certain of its affiliates, which expires on September 30, 2015. On December 1, 2013 and February 1, 2014, Fund Sixteen contributed capital of approximately $934,000 and $1,726,000, respectively, to the joint venture, inclusive of acquisition fees. Subsequent to Fund Sixteen’s second capital contribution, the joint venture is owned 19.8% by Fund Sixteen, 67.0% by Fund Eleven and 13.2% by Fund Twelve.

    On March 4, 2014, a joint venture owned 10% by Fund Sixteen, 60% by Fund Twelve, 15% by ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) and 15% by ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”), each an entity also managed by the Investment Manager, purchased mining equipment from an affiliate of Blackhawk Mining, LLC (“Blackhawk”). Simultaneously, the mining equipment was leased to Blackhawk and its affiliates for four years. The aggregate purchase price for the mining equipment of approximately $25,359,000 was funded by approximately $17,859,000 in cash and $7,500,000 of non-recourse long-term debt. Fund Sixteen’s contribution to the joint venture was approximately $1,796,000.

    On March 28, 2014, a joint venture owned 12.5% by Fund Sixteen, 60% by Fund Twelve and 27.5% by Fund Fifteen purchased trucks, trailers and other equipment from subsidiaries of D&T Holdings, LLC (“D&T”) for $12,200,000. Simultaneously, the trucks, trailers and other equipment were leased to D&T and its subsidiaries for 57 months. Fund Sixteen’s contribution to the joint venture was approximately $1,485,000.

    The following table includes additional information on the significant transactions that Fund Sixteen engaged in from the Initial Closing Date through June 30, 2014:

Portfolio Company	Structure	Equity Invested	Interest Rate	Expiration Date	Collateral/ Priority	Net Carrying Value (2)	Credit Loss Reserve	Current Status
Murray Energy Corporation (1)	Lease	$2,659,195	N/A	9/30/2015	Ownership of mining equipment	$2,058,841	None	Performing
Blackhawk Mining, LLC (1)	Lease	$1,795,597	N/A	2/28/2018	Ownership of mining equipment	$1,764,578	None	Performing
D&T Holdings, LLC (1)	Lease	$1,484,705	N/A	12/31/2018	Ownership of trucks, trailers and equipment	$1,402,329	None	Performing

(1)	Fund Sixteen’s investment in this portfolio company is through a joint venture.
(2)
Net carrying value of Fund Sixteen’s investment in joint ventures is calculated as follows: investment at cost plus/less Fund Sixteen’s share of the cumulative net income/loss of the joint venture and less distributions received since the date of Fund Sixteen’s initial investment.

Funds Sponsored by Affiliates of Fund Sixteen’s Managing Owner

    The disclosure under the heading “Funds Sponsored by the Investment Manager and its Affiliates — Recent Potentially Adverse Business Developments or Conditions” on pages 58 through 61 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

Recent Potentially Adverse Business Developments or Conditions

    In general, the global credit markets deteriorated significantly after the U.S. economy entered into a recession in December 2007. As a result, the Investment Manager has evaluated the impact of the condition of the credit markets on Fund Sixteen’s ability to obtain debt financing in the future and does not expect that there will be any material impact on Fund Sixteen’s ability to obtain debt financing in the future if it is desirable. As discussed above, Fund Sixteen expects to rely less on the use of significant non-recourse indebtedness to achieve its investment objectives than the Public Funds sponsored by previous management and, therefore, the Investment Manager believes that Fund Sixteen can meet its investment objectives even if it is unable to obtain debt financing on satisfactory terms.

    Recent statistical data on domestic financing markets indicates that domestic financing volume in general and equipment financing volume in particular generally deteriorated during the recession. See “Industry Overviews” for a discussion of current industry trends in commercial and industrial loans and equipment financing. However, due to the differences in investment objectives and strategy between Fund Sixteen and traditional providers of equipment financing discussed in “Industry Overviews”, the performance of the overall equipment financing market is not directly correlated to Fund Sixteen’s performance and the Investment Manager does not expect that there will be any material adverse impact on the demand for its investments.

    Some of the Public Funds have experienced certain recent potentially adverse business developments or conditions. Except as disclosed above, the Investment Manager does not expect that any of these events will materially impact such funds’ liquidity, cash flows or profitability at this time. These events include:

(i)
On April 15, 2009, Groupe Henri Heuliez (the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (with HSA, “Heuliez”)) and HSA filed for Redressement Judiciaire, a proceeding under French law similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code. Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009. Since the time of the Redressement Judiciaire filings, two French government agencies agreed to provide Heuliez with financial support. On June 30, 2010, the administrator for the Redressement Judiciaire sold Heuliez to Baelen Gaillard (“Baelen”). Fund Eleven and Baelen have agreed to restructure Fund Eleven’s leases so that Fund Eleven can recover its investment. Effective October 5, 2010, Fund Eleven amended its lease with Heuliez to restructure the lease payment obligations and extend the base terms of the leases through December 31, 2014. On July 17, 2012, the June 30, 2012 payment of €430,800 due under the lease with Heuliez was modified to become six payments totaling €430,800 due from July 20, 2012 through November 30, 2012. On December 20, 2012, the December 31, 2012 and June 30, 2013 payments totaling €861,600 due under the lease with Heuliez were modified to become twelve monthly payments totaling €862,020 due from January 1, 2013 through December 31, 2013. On April 8, 2013, Heuliez again filed for Redressement Judiciaire. During the quarter ended September 30, 2013, Fund Eleven was notified by the French bankruptcy court of the court’s intention to liquidate the companies. Fund Eleven estimated the amount to be recovered in the liquidation proceedings based on a third-party appraisal and determined that a credit loss reserve in the amount of approximately €1,738,846 ($2,324,000) was required. On October 31, 2013, Fund Eleven’s finance lease with Heuliez was terminated. Effective as of November 1, 2013, Fund Eleven leased its auto parts manufacturing equipment to a third party who purchased most of Heuliez’s other real estate and movable assets pursuant to the Redressement Judiciaire for an amount of €2,000 per month. The lease is for a renewable 3 month period, may be terminated by either party and automatically terminates upon Fund Eleven’s sale of the auto parts manufacturing equipment. On June 26, 2014, Fund Eleven sold a portion of the auto parts manufacturing equipment for approximately $102,000. During the three months ended June 30, 2014, Fund Eleven recognized an impairment charge of approximately $274,000 based on recent negotiations for the sale of the remaining auto parts manufacturing equipment. The Investment Manager expects to sell such remaining assets and has engaged a third party to actively locate a buyer;

(ii)
In October 2009, certain facts came to light that led the Investment Manager to believe that Equipment Acquisition Resources, Inc. (a lessee of a joint venture between Fund Eleven and Fund Twelve, “EAR”) was perpetrating a fraud against EAR’s lenders, including ICON EAR, LLC and ICON EAR II, LLC (collectively, “ICON EAR”). On October 23, 2009, EAR filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the filing of the bankruptcy petition, EAR disclaimed any right to its equipment and the equipment became the subject of an Illinois State Court proceeding. The equipment was subsequently sold as part of the Illinois State Court proceeding. During 2009, ICON EAR foreclosed on property that was received as additional security under the leases. On June 7, 2010, ICON EAR received judgments in the New York State Supreme Court against two principals of EAR who had guaranteed EAR’s lease obligations. ICON EAR has had the New York State Supreme Court judgments recognized in Illinois, where the principals live, but does not currently anticipate being able to collect on such judgments. Based on the Investment Manager’s periodic review of significant assets in Fund Eleven’s and Fund Twelve’s portfolios, the Investment Manager determined that the net book value of the semiconductor manufacturing equipment and certain parcels of real property received as additional security may not be recoverable, resulting in the write down in value of the semiconductor manufacturing equipment and real property. In addition, on June 20, 2011, ICON EAR filed a complaint in the Court of Common Pleas, Hamilton County, Ohio, against EAR’s auditors alleging malpractice and negligent misrepresentation. On May 11, 2012, the case was settled and EAR’s auditors paid ICON EAR the aggregate amount of $590,000. On October 21, 2011, the Chapter 11 bankruptcy trustee for EAR filed an Adversary Complaint against ICON EAR seeking the recovery of certain funds that the trustee alleged were fraudulently transferred from EAR to ICON EAR. The complaint also sought the recovery of payments made by EAR to ICON EAR during the 90-day period preceding EAR’s bankruptcy filing, alleging that those payments constituted a preference under the U.S. Bankruptcy Code. Additionally, the complaint sought the imposition of a constructive trust over certain real property and the proceeds from the sale that ICON EAR received as security in connection with its investment. The Investment Manager filed an answer to the complaint, which included certain affirmative defenses. The Investment Manager believes that these claims are frivolous and intends to vigorously contest this action. On March 6, 2012, one of the creditors in the Illinois State Court proceeding won a summary judgment motion filed against ICON EAR that granted dismissal of ICON EAR’s claims to the proceeds resulting from the sale of the EAR equipment. ICON EAR appealed this decision. On September 16, 2013, the lower court’s ruling was affirmed by the Illinois Appellate Court. On October 21, 2013, ICON EAR filed a Petition for Leave to Appeal with the Supreme Court of Illinois appealing the decision of the Illinois Appellate Court, which petition was denied on January 29, 2014;

(iii)
On October 30, 2009, Fund Eleven amended the bareboat charters for the four container vessels, the ZIM Andaman Sea, the ZIM Hong Kong, the ZIM Israel and the ZIM Japan Sea (collectively, the “ZIM Vessels”), to restructure each respective charterer’s payment obligations so that Fund Eleven will continue to receive payments through September 30, 2014 in accordance with each amended charter. In addition, during 2009, Fund Eleven recognized a non-cash impairment charge of approximately $35,147,000 relating to the write down in value of the ZIM Vessels. On November 10, 2010, November 22, 2010, February 28, 2011 and March 16, 2011, Fund Eleven sold the ZIM Japan Sea, the ZIM Andaman Sea, the ZIM Hong Kong and the ZIM Israel, respectively, pursuant to the terms of the applicable memoranda of agreement. The proceeds of the sales were used to make prepayments under the facility agreement with HSH Nordbank AG. During June 2011, Fund Eleven received notices from ZIM Integrated Shipping Services Ltd. (“ZIM”) claiming it was owed various amounts for unpaid seller’s credits in the aggregate amount of approximately $7,300,000. The Investment Manager believes any obligation to repay the seller’s credit was extinguished when ZIM defaulted by failing to fulfill certain of its obligations under the bareboat charters. On August 8, 2011, the Investment Manager agreed to a three party arbitration panel to hear such claims. On April 19, 2012, ZIM filed arbitration claim submissions. On June 26, 2012, Fund Eleven filed its defense and counterclaim submissions. On February 21, 2014, the arbitration panel ruled that the seller’s credits were forfeited by virtue of ZIM’s default but that such forfeiture was not proved to be an accurate representation of genuine loss suffered from such default and thus, could not be enforced under English law. In light of the arbitration panel’s ruling, Fund Eleven accrued approximately $4,700,000.  Fund Eleven filed for the right to appeal the arbitration panel’s ruling, which was denied on August 11, 2014. As of August 14, 2014 the Investment Manager is in the process of assessing Fund Eleven’s recourse with respect to this matter;

(iv)
Fund Twelve and Fund Fourteen, through certain subsidiaries of a joint venture between them, borrowed $128,000,000 (the “Senior Debt”) in connection with the acquisition of the vessels bareboat chartered to AET Inc. Limited. The joint venture also borrowed $22,000,000 of subordinated non-recourse long-term debt from an unaffiliated third party (the “Sub Debt”). On April 20, 2012, these subsidiaries were notified of an event of default on the Senior Debt. Due to a change in the fair value of these vessels, a provision in the Senior Debt loan agreement restricted Fund Twelve’s and Fund Fourteen’s ability to utilize cash generated by the charter of these vessels as of January 12, 2012 for purposes other than paying the Senior Debt. Charter payments in excess of the Senior Debt loan service were held in reserve by the Senior Debt lender until such time as the default was cured. Once cured, the reserves were to be released to the joint venture. While this restriction was in place, the joint venture was prevented from applying the charter proceeds to the Sub Debt. As a result of the joint venture’s failure to make required Sub Debt loan payments from June 2012 through June 2014, the Sub Debt lender has certain rights, including step-in rights, which allows it to collect cash generated from the charters until such time as the Sub Debt lender has received all unpaid amounts. The Sub Debt lender has reserved, but not exercised, its rights under the loan agreement. On March 31, 2014, the joint venture satisfied the Senior Debt obligations in connection with the two aframax tankers by making a final payment of approximately $5,680,000. This satisfaction cured any default related to these vessels associated with the Senior Debt.  On April 14, 2014 and May 21, 2014, the two aframax tankers, the Eagle Otome and the Eagle Subaru, were sold and the proceeds were used to partially pay down the outstanding principal and interest related to the Sub Debt; and

(v)
On March 9, 2012, Fund Fourteen and Fund Fifteen made term loans in the respective amounts of $7,500,000 and $5,000,000 to Kanza Construction, Inc. (“Kanza”). The loans bore interest at 13% per year and were each for a period of 60 months. The loans were secured by a first priority security interest in all of Kanza’s assets. As a result of Kanza’s unexpected financial hardship and failure to meet certain payment obligations, the loans were placed on a nonaccrual status and Fund Fourteen and Fund Fifteen recorded total credit loss reserves of approximately $2,959,000 and $1,973,000, respectively, for the shortfall of the loan balances not covered by cash proceeds from the sale of the collateral in 2013. As of June 30, 2014, Fund Fourteen and Fund Fifteen fully reserved for the remaining balances of the loans of $2,958,795 and $1,972,530, respectively. Fund Fourteen and Fund Fifteen continue to pursue all legal remedies to obtain payment of the remaining balances.

    Although the Investment Manager expects that Fund Sixteen’s affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to the affiliates, the Investment Manager will continue to review and evaluate the impact of the recent economic volatility on the affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

    The information presented in this section and the tables included as Exhibit B to this prospectus represent historical results of funds sponsored by the Investment Manager. If you purchase shares in Fund Sixteen, you will not have any ownership interest in any other businesses sponsored or owned by the Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in funds sponsored by the Investment Manager and its affiliates.

Certain Financial Information of ICON ECI Fund Sixteen
For the Period Ended June 30, 2014

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Balance Sheets

	June 30,	December 31,
	2014	2013
	(unaudited)
Assets
Cash	$7,446,362	$1,027,327
Investment in joint ventures	5,225,748	897,996
Other assets	11,293	18,693
Total assets	$12,683,403	$1,944,016
Liabilities and Equity
Liabilities:
Due to Investment Manager and affiliates	$730,098	$105,564
Accrued expenses and other liabilities	415,680	92,513
Total liabilities	1,145,778	198,077

Commitments and contingencies (Note 6)

Equity:
Shareholders' capital:
Class A	11,354,857	1,693,429
Class I	182,768	52,510
Total shareholders' capital	11,537,625	1,745,939
Total liabilities and equity	$12,683,403	$1,944,016

See accompanying notes to financial statements.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Statements of Operations
(unaudited)

	Three Months Ended	Six Months Ended
	June 30, 2014	June 30, 2014
Revenue:
Income from investment in joint ventures	$133,774	$199,005
Total revenue	133,774	199,005

Expenses:
Management fees	22,087	34,373
Administrative expense reimbursements	151,480	327,073
General and administrative	99,680	154,502
Interest	5,765	9,930
Organization costs	2,401	5,575
Total expenses	281,413	531,453
Net loss	$(147,639)	$(332,448)

Net loss attributable to Fund Sixteen allocable to:
Additional Class A and Class I shareholders	$(146,162)	$(329,123)
Managing Owner	(1,477)	(3,325)
	$(147,639)	$(332,448)
Additional Class A shares:
Net loss attributable to Fund Sixteen allocable to additional Class A shareholders	$(143,841)	$(324,502)
Weighted average number of additional Class A shares outstanding	10,645	7,864
Net loss attributable to Fund Sixteen per weighted average additional Class A share	$(13.51)	$(41.26)

Additional Class I shares:
Net loss attributable to Fund Sixteen allocable to additional Class I shareholders	$(2,321)	$(4,621)
Weighted average number of additional Class I shares outstanding	174	120
Net loss attributable to Fund Sixteen per weighted average additional Class I share	$(13.32)	$(38.62)

See accompanying notes to financial statements.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Statements of Changes in Equity

	Class A						Class I		Total
	Managing Owner		Additional Shareholders		Total Class A		Additional Shareholders
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2013	0.001	$(1,161)	2,016	$1,694,590	2,016	$1,693,429	65	$52,510	2,081	$1,745,939
Net loss	-	(1,848)	-	(180,661)	-	(182,509)	-	(2,300)	-	(184,809)
Proceeds from sale of shares	-	-	6,005	5,968,452	6,005	5,968,452	-	-	6,005	5,968,452
Sales and offering expenses	-	-	-	(587,385)	-	(587,385)	-	(1,308)	-	(588,693)
Distributions	-	(625)	-	(60,524)	-	(61,149)	-	(1,273)	-	(62,422)
Balance, March 31, 2014 (unaudited)	0.001	(3,634)	8,021	6,834,472	8,021	6,830,838	65	47,629	8,086	6,878,467
Net loss	-	(1,477)	-	(143,841)	-	(145,318)	-	(2,321)	-	(147,639)
Proceeds from sale of shares	-	-	5,458	5,422,039	5,458	5,422,039	158	147,100	5,616	5,569,139
Sales and offering expenses	-	-	-	(541,813)	-	(541,813)	-	(6,237)	-	(548,050)
Distributions	-	(1,834)	-	(209,055)	-	(210,889)	-	(3,403)	-	(214,292)
Balance, June 30, 2014 (unaudited)	0.001	$(6,945)	13,479	$11,361,802	13,479	$11,354,857	223	$182,768	13,702	$11,537,625

See accompanying notes to financial statements.

ICON ECI Fund Sixteen
(A Delaware Statutory Trust)
Statement of Cash Flows
(unaudited)

Six Months Ended
June 30, 2014
Cash flows from operating activities:
Net loss	$(332,448)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income from investment in joint ventures	(199,005)
Interest expense from amortization of debt financing costs	7,400
Interest expense, other	2,529
Changes in operating assets and liabilities:
Due to Investment Manager and affiliates, net	409,662
Accrued expenses and other liabilities	31,234
Distributions from joint ventures	179,389
Net cash provided by operating activities	98,761
Cash flows from investing activities:
Investment in joint ventures	(4,904,295)
Distributions received from joint ventures in excess of profit	697,683
Net cash used in investing activities	(4,206,612)
Cash flows from financing activities:
Sale of Class A and Class I shares	11,537,591
Sales and offering expenses paid	(736,112)
Distributions to shareholders	(274,593)
Net cash provided by financing activities	10,526,886
Net increase in cash	6,419,035
Cash, beginning of period	1,027,327
Cash, end of period	$7,446,362

Supplemental disclosure of non-cash investing and financing activities:
Offering expenses payable to Investment Manager charged to equity	$105,921
Distribution fees payable to dealer-manager	$5,323
Distribution payable to Managing Owner	$2,121
Sales commission trail payable to third parties	$289,404
Acquisition fee payable to Investment Manager	$101,524

See accompanying notes to financial statements.

ICON ECI Fund Sixteen
  (A Delaware Statutory Trust)
Notes to Financial Statements
June 30, 2014
(unaudited)

(1)   Organization

ICON ECI Fund Sixteen (the “Fund”) was formed on October 11, 2012 as a Delaware statutory trust. When used in these notes to financial statements, the terms “we,” “us,” “our” or similar terms refer to the Fund.

We are a direct financing fund that primarily makes investments in or that are collateralized by equipment and other corporate infrastructure (collectively, “Capital Assets”). The investments are in companies that utilize Capital Assets to operate their businesses. These investments are primarily structured as debt and debt-like financings such as loans, leases and other structured financing transactions in or that are collateralized by Capital Assets that ICON MT 16, LLC, a Delaware limited liability company and our managing owner (the “Managing Owner”), believes will provide us with a satisfactory, risk-adjusted rate of return. Our Managing Owner makes investment decisions on our behalf and manages our business.

Our investment objectives are to preserve investors’ capital, provide distributions and provide a favorable total return. To meet our investment objectives, we will use the net proceeds from our offering to originate or acquire a diverse pool of investments described above, as well as other strategic investments collateralized by Capital Assets. ICON Capital, LLC, a Delaware limited liability company and our affiliate, is our investment manager (the “Investment Manager”). Our Investment Manager originates and services our investments. Wilmington Trust, National Association (the “Trustee”) serves as our sole trustee pursuant to our Third Amended and Restated Trust Agreement (the “Trust Agreement”). The Trustee delegated to the Managing Owner all of the power and authority to manage our business and affairs and has only nominal duties and liabilities to us.

Our offering period commenced on July 1, 2013. We are offering to sell to the public any combination of two classes of shares, Class A shares and Class I shares (collectively, the “Shares”), on a “best efforts” basis with the intention of raising up to $250,000,000 of capital, of which $9,000,000 has been reserved for issuance pursuant to our distribution reinvestment plan (the “DRIP”). Other than differing allocable fees and expenses, Class A shares and Class I shares have identical rights and privileges, such as identical voting and distribution rights. We reserve the right to reallocate the offering amount between the primary offering and the DRIP.

As of November 12, 2013 (the “Initial Closing Date”), we raised a minimum of $1,200,000 from the sale of our Shares, at which time shareholders were admitted and we commenced operations. As of June 13, 2014, we raised the $12,500,000 minimum offering amount for the Commonwealth of Pennsylvania. From the commencement of our offering period on July 1, 2013 through June 30, 2014, we sold 13,479 Class A shares to 254 Class A shareholders and 223 Class I shares to three Class I shareholders, representing an aggregate of $13,608,485 of capital contributions.  From July 1, 2013 through June 30, 2014, we incurred sales commissions to third parties of $941,806 and dealer-manager and distribution fees in the amount of $272,613 to ICON Securities, LLC, formerly known as ICON Securities Corp., the dealer-manager of our offering and an affiliate of our Investment Manager (“ICON Securities”). In addition, organization costs of $6,744 and offering expenses of $124,854 were incurred by us during such period and are included in due to Investment Manager and affiliates on our balance sheets. Organization costs are expensed when incurred and offering expenses are recorded as a reduction of shareholders’ equity.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

Our accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q. In the opinion of our Managing Owner, all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation have been included.  These financial statements should be read together with the financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2013. The results for the interim period are not necessarily indicative of the results for the full year.
Credit Quality of Notes Receivable and Finance Leases and Credit Loss Reserve

ICON ECI Fund Sixteen
  (A Delaware Statutory Trust)
Notes to Financial Statements
June 30, 2014
(unaudited)

Our Investment Manager weighs all credit decisions based on a combination of external credit ratings as well as internal credit evaluations of all borrowers. A borrower’s credit is analyzed using those credit ratings as well as the borrower’s financial statements and other financial data deemed relevant.

As our financing receivables, generally notes receivable and finance leases (including financing receivables held by our joint ventures) are limited in number, our Investment Manager is able to estimate the credit loss reserve based on a detailed analysis of each financing receivable as opposed to using portfolio-based metrics. Financing receivables are analyzed quarterly and categorized as either performing or non-performing based on payment history. If a financing receivable becomes non-performing due to a borrower’s missed scheduled payments or failed financial covenants, our Investment Manager analyzes whether a credit loss reserve should be established or whether the financing receivable should be restructured. Material events would be specifically disclosed in the discussion of each financing receivable held.

Financing receivables are generally placed in a non-accrual status when payments are more than 90 days past due. Additionally, our Investment Manager periodically reviews the creditworthiness of companies with payments outstanding less than 90 days and based upon our Investment Manager’s judgment, these accounts may be placed in a non-accrual status.

In accordance with the cost recovery method, payments received on non-accrual financing receivables are applied to principal if there is doubt regarding the ultimate collectability of principal. If collection of the principal of non-accrual financing receivables is not in doubt, interest income is recognized on a cash basis. Financing receivables in non-accrual status may not be restored to accrual status until all delinquent payments have been received, and we believe recovery of the remaining unpaid receivable is probable.

When our Investment Manager deems it is probable that we will not be able to collect all contractual principal and interest on a non-performing financing receivable, we perform an analysis to determine if a credit loss reserve is necessary. This analysis considers the estimated cash flows from the financing receivable, or the collateral value of the asset underlying the financing receivable when financing receivable repayment is collateral dependent. If it is determined that the impaired value of the non-performing financing receivable is less than the net carrying value, we will recognize a credit loss reserve or adjust the existing credit loss reserve with a corresponding charge to earnings. We then charge off a financing receivable in the period that it is deemed uncollectible by reducing the credit loss reserve and the balance of the financing receivable.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), requiring revenue to be recognized in an amount that reflects the consideration expected to be received in exchange for goods and services. The adoption of ASU 2014-09 becomes effective for us on January 1, 2017, including interim periods within that reporting period. Early adoption is not permitted.  We are currently in the process of evaluating the impact of the adoption of ASU 2014-09 on our financial statements.

(3)   Investment in Joint Ventures

On September 12, 2013, a joint venture owned by us, ICON Leasing Fund Eleven, LLC (“Fund Eleven”) and ICON Leasing Fund Twelve, LLC (“Fund Twelve”), each an entity also managed by our Investment Manager, purchased mining equipment for approximately $15,107,000. The equipment is subject to a 24-month lease with Murray Energy Corporation and certain of its affiliates (collectively, “Murray”), which expires on September 30, 2015. On December 1, 2013 and February 1, 2014, we contributed capital of approximately $934,000 and $1,726,000, respectively, to the joint venture, inclusive of acquisition fees. Subsequent to our second capital contribution, the joint venture is owned 19.8% by us, 67.0% by Fund Eleven and 13.2% by Fund Twelve.

On March 4, 2014, a joint venture owned 10% by us, 60% by Fund Twelve, 15% by ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) and 15% by ICON ECI Fund Fifteen, L.P. (“Fund Fifteen”), each an entity also managed by our Investment Manager, purchased mining equipment from an affiliate of Blackhawk Mining, LLC (“Blackhawk”). Simultaneously, the mining equipment was leased to Blackhawk and its affiliates for four years. The aggregate purchase price for the mining equipment of approximately $25,359,000 was funded by approximately $17,859,000 in cash and $7,500,000 of non-recourse long-term debt. Our contribution to the joint venture was approximately $1,796,000.

ICON ECI Fund Sixteen
  (A Delaware Statutory Trust)
Notes to Financial Statements
June 30, 2014
(unaudited)

 On March 28, 2014, a joint venture owned 12.5% by us, 60% by Fund Twelve and 27.5% by Fund Fifteen purchased trucks, trailers and other equipment from subsidiaries of D&T Holdings, LLC (“D&T”) for $12,200,000. Simultaneously, the trucks, trailers and other equipment were leased to D&T and its subsidiaries for 57 months. Our contribution to the joint venture was approximately $1,485,000.

(4)   Revolving Line of Credit, Recourse

On December 26, 2013, we entered into an agreement with California Bank & Trust (“CB&T”) for a revolving line of credit through March 31, 2015 of up to $5,000,000 (the “Facility”), which is secured by all of our assets not subject to a first priority lien. The interest rate for general advances under the Facility is CB&T’s prime rate. We may elect to designate up to five advances on the outstanding principal balance of the Facility to bear interest at the London Interbank Offered Rate (“LIBOR”) plus 2.5% per year. In all instances, borrowings under the Facility are subject to an interest rate floor of 4.0% per year. In addition, we are obligated to pay an annualized 0.5% fee on unused commitments under the Facility. At June 30, 2014, there were no obligations outstanding under the Facility and we were in compliance with all covenants related to the Facility. Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, by the present value of the future receivables under certain loans and lease agreements in which we have a beneficial interest. At June 30, 2014, we had $0 available under the Facility pursuant to the borrowing base.

(5)   Transactions with Related Parties

We have entered into certain agreements with our Investment Manager and ICON Securities whereby we pay certain fees and reimbursements to these parties. We will pay ICON Securities (i) a dealer-manager fee for Class A shares sold in the offering equal to 2% of gross offering proceeds from sales of such Class A shares for managing the offering and to reimburse the dealer-manager for wholesaling fees and expenses and (ii) a distribution fee equal to 0.55% of gross offering proceeds from Class I shares sold in the offering for managing the distribution of the Class I shares. We will continue to pay the distribution fee with respect to the Class I shares sold in the offering until the earlier to occur of: (i) total distribution fees paid with respect to the Class I shares following the completion of the offering equaling 10% of the gross proceeds received with respect to the issuance of such shares from the primary portion of the offering or (ii) our entry into our wind down period. The distribution fee will be paid monthly in arrears. No dealer-manager or distribution fees will be paid on any Shares sold pursuant to the DRIP.

Our Managing Owner also has a 1% interest in our profits, losses, distributions and liquidation proceeds, subject to increase based on our investors achieving a preferred return. In addition, our Investment Manager and its affiliates will be reimbursed for organization and offering expenses incurred in connection with our organization and offering of Shares and administrative expenses incurred in connection with our operations. The reimbursement of organization and offering expenses will be capped at the lesser of 1.44% of the maximum primary offering amount of $241,000,000 and the actual costs and expenses incurred by our Investment Manager and its affiliates.

We pay our Investment Manager (i) a management fee of 3.50% of the gross periodic payments due and paid from our investments and (ii) acquisition fees of 2.50% of the total purchase price (including indebtedness incurred or assumed therewith) of, or the value of the Capital Assets secured by or subject to, each of our investments.

Administrative expense reimbursements are costs incurred by our Investment Manager or its affiliates that are necessary to our operations. These costs include our Investment Manager’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to us. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in our Investment Manager.

We paid or accrued distributions to our Managing Owner of $1,834 and $2,459 for the three and six months ended June 30, 2014, respectively.  Additionally, our Managing Owner’s interest in the net loss attributable to us was $1,477 and $3,325 for the three and six months ended June 30, 2014, respectively.

ICON ECI Fund Sixteen
  (A Delaware Statutory Trust)
Notes to Financial Statements
June 30, 2014
(unaudited)

Fees and other expenses incurred by us to our Investment Manager or its affiliates were as follows:

			Three Months Ended	Six Months Ended
			June 30, 2014	June 30, 2014
ICON Capital, LLC	Investment Manager	Offering expense reimbursements (1)	$50,002	$105,921
ICON Capital, LLC	Investment Manager	Organization cost reimbursements (2)	2,401	5,575
ICON Capital, LLC	Investment Manager	General and administrative reimbursements (2)	7,251	41,644
ICON Capital, LLC	Investment Manager	Management fees (2)	22,087	34,373
ICON Securities, LLC	Dealer-manager	Dealer-manager fees (1)	106,134	224,901
ICON Capital, LLC	Investment Manager	Administrative expense reimbursements (2)	151,480	327,073
ICON Capital, LLC	Investment Manager	Acquisition fees (3)	-	101,524
			$339,355	$841,011

(1) Amount charged directly to shareholders' equity.
(2) Amount charged directly to operations.
(3) Amount capitalized and amortized to operations.

At June 30, 2014, we had a net payable of approximately $730,000 due to our Investment Manager and its affiliates that primarily consisted of administrative expense reimbursements of approximately $407,000, offering expenses of approximately $125,000, acquisition fees of approximately $102,000 and general and administrative expense reimbursements of approximately $43,000. At December 31, 2013, we had a net payable of approximately $106,000 due to our Investment Manager and its affiliates that primarily consisted of administrative expense reimbursements of approximately $80,000 and offering expenses of approximately $19,000.

From July 1, 2014 through August 8, 2014, we raised an additional $969,436 in capital contributions and incurred dealer-manager and distribution fees in the amount of $20,512.

(6)   Commitments and Contingencies

At the time we acquire or divest of our interest in Capital Assets, we may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  Our Managing Owner believes that any liability of ours that may arise as a result of any such indemnification obligations will not have a material adverse effect on our financial condition or results of operations taken as a whole.

As of June 30, 2014, our Investment Manager and its affiliates incurred organization and offering costs of $1,668,877 on our behalf in accordance with the terms of our Trust Agreement. Of this amount, the Investment Manager has sought reimbursement of $187,615, which is included in due to Investment Manager and affiliates on our balance sheet as of June 30, 2014. Should the Investment Manager seek reimbursement of the remaining $1,481,262, we expect $452,699 to be charged to earnings and $1,028,563 to be charged to shareholders’ equity. The decision to pay organization and offering costs on our behalf and the decision to seek reimbursement for such costs is solely at the discretion of our Investment Manager and its affiliates. Accordingly, we may or may not be required to reimburse any remaining organization and offering expenses that have been or will be incurred by our Investment Manager and its affiliates.